UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 2, 2010

____

EOG RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-9743**	**47-0684736**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1111 Bagby, Sky Lobby 2 Houston, Texas	**77002**
(Address of principal executive offices)	(Zip code)

713-651-7000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

EOG RESOURCES, INC.

Item 2.02 Results of Operations and Financial Condition.

On November 2, 2010, EOG Resources, Inc. issued a press release announcing third quarter 2010 financial and operational results and fourth quarter and full year 2010 forecast and benchmark commodity pricing information (see Item 7.01 below). A copy of this release is attached as Exhibit 99.1 to this filing and is incorporated herein by reference. This information shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing under the Securities Act of 1933, as amended, or Securities Exchange Act of 1934, as amended.

Item 7.01 Regulation FD Disclosure.

Accompanying the press release announcing third quarter 2010 financial and operational results attached hereto as Exhibit 99.1 is fourth quarter and full year 2010 forecast and benchmark commodity pricing information for EOG Resources, Inc., which information is incorporated herein by reference. This information shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing under the Securities Act of 1933, as amended, or Securities Exchange Act of 1934, as amended.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

99.1 Press Release of EOG Resources, Inc. dated November 2, 2010 (including the accompanying fourth quarter and full year 2010 forecast and benchmark commodity pricing information).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EOG RESOURCES, INC.
(Registrant)

Date: November 2, 2010

By: /s/ TIMOTHY K. DRIGGERS
Timothy K. Driggers
Vice President and Chief Financial Officer
(Principal Financial Officer and Duly Authorized Officer)

EXHIBIT INDEX

Exhibit No.	**Description**
99.1	Press Release of EOG Resources, Inc. dated November 2, 2010 (including the accompanying fourth quarter and full year 2010 forecast and benchmark commodity pricing information).

EXHIBIT 99.1

EOG Resources, Inc. P.O. Box 4362 Houston, TX 77210-4362

News Release
For Further Information Contact:

Investors
Maire A. Baldwin
(713) 651-6EOG (651-6364)

Media and Investors
Elizabeth M. Ivers
(713) 651-7132

EOG RESOURCES REPORTS THIRD QUARTER 2010 RESULTS

- **Records 30 Percent Total Crude Oil and Condensate Production Increase Over Third Quarter 2009**
- **Increases Confidence in South Texas Eagle Ford Crude Oil Potential**
- **Delivers Outstanding Well Results from Resource Play Drilling Programs**
- **Proves Up Additional Acreage in New Mexico Leonard Shale**
- **Targets 9 Percent Total Company Organic Production Growth in 2010**

FOR IMMEDIATE RELEASE: Tuesday, November 2, 2010

HOUSTON – EOG Resources, Inc. (EOG) today reported a third quarter 2010 net loss of $70.9 million, or $0.28 per share. This compares to third quarter 2009 net income of $4.2 million, or $0.02 per share.

The results for the third quarter 2010 included a $208.3 million, net of tax ($0.82 per share) impairment of certain Canadian shallow natural gas assets held for sale, $41.4 million gain, net of tax ($0.16 per share) on property dispositions and a previously disclosed non-cash net gain of $61.0 million ($39.1 million after tax, or $0.16 per share) on the mark-to-market of financial commodity transactions. During the quarter, the net cash outflow related to financial commodity contracts was $13.6 million ($8.7 million after tax, or $0.03 per share). Consistent with some analysts' practice of matching realizations to settlement months, and making certain other adjustments in order to exclude one-time items, adjusted non-GAAP net income for the

quarter was $46.6 million, or $0.18 per share. Adjusted non-GAAP net income for the third quarter 2009 was $203.9 million, or $0.81 per share. (Please refer to the attached tables for the reconciliation of adjusted non-GAAP net income to GAAP net income.)

Operational Highlights

EOG reported a 30 percent increase in total company crude oil and condensate production for the third quarter, compared to the same period in 2009. In the United States, crude and condensate production increased 29 percent.

In the South Texas Eagle Ford Play, EOG has steadily escalated the pace of both its drilling and completion operations. Results from the 77 wells drilled to date across its 120-mile, 505,000 net acre position in the mature oil window, reinforce EOG's confidence in its estimated 900 million barrels of oil equivalent, net after royalty resource potential, 77 percent of which is crude oil.

Patterned after successful development activity in its other resource plays, EOG is drilling and completing wells in batches to optimize resource recovery. Significant production increases are expected in 2011 as numerous clusters of wells are turned to production. Currently operating a 10-rig drilling program in the Eagle Ford, EOG plans to add one more rig by year-end and average 14 rigs in 2011.

Among EOG's South Texas Eagle Ford wells, in which EOG has a 100 percent working interest, are:

- Cusack Clampit #1H, #2H, #3H and #4H – This cluster of Gonzales County wells began flowing to sales at rates of 860 to 1,800 barrels of oil per day (Bopd) with 1,020 to 1,770 thousand cubic feet per day (Mcfd) of rich natural gas.
- Beynon #1H – This Karnes County well was completed at an initial peak rate of 902 Bopd with 1,110 Mcfd of rich natural gas.
- Greenlow #5H – Drilled in Karnes County, this well began initial production at a rate of 720 Bopd with 1,030 Mcfd of rich natural gas.

"Well data generated throughout the year from the Eagle Ford reflects an increase in our estimates of recoveries per well relative to our April 2010 estimates. This upside not only enhances the rate of return of the play but indicates fewer wells than we originally anticipated will be needed to capture our net reserve potential of 900 million barrels of oil equivalent," said Mark G. Papa, Chairman and Chief Executive Officer.

With an active 16-rig drilling program in the Fort Worth Barnett Combo, this key EOG asset is in full development mode. After alleviating fracture crew constraints during the first half of 2010, EOG is focusing on multi-well development patterns in Montague and western Cooke Counties. Recent drilling results in Cooke County have expanded EOG's Core area from 150,000 to 160,000 net acres. EOG expects to exit 2010 with strong crude oil production momentum that will carry into 2011 and beyond. In the current natural gas environment, Combo economics are bolstered by the mix of oil and rich natural gas production with total liquids production contributing over 90 percent of revenue. In the past, liquids had contributed roughly 66 percent of the revenue stream from the play.

EOG's Barnett Shale Combo well highlights from Cooke and Montague Counties include:

- Christian C #3H – This Cooke County well, in which EOG has a 98 percent working interest, began producing to sales at a gross rate of 954 Bopd with 1,608 Mcfd of rich natural gas.
- Strickland A #2H – Drilled horizontally, this Cooke County well began flowing to sales at a gross rate of 1,118 Bopd with 1,801 Mcfd of rich natural gas. EOG has a 90 percent working interest in the well.
- Strickland #1 – This vertically drilled Cooke County well, in which EOG has a 96 percent working interest, began production at a gross rate of 865 Bopd with 1,212 Mcfd of rich natural gas.
- Settle C #3H – EOG has a 91 percent working interest in this Cooke County well that was completed at a rate of 731 Bopd with 2,135 Mcfd of rich natural gas, gross.
- Nutter #1H – Drilled in western Cooke County, this well began flowing to sales at a rate of 672 Bopd with 838 Mcfd of rich natural gas, gross. EOG has a 99 percent working interest in the well.
- Slagle #2H and #1 – Drilled in the western part of Cooke County, these wells were completed with initial rates of 495 and 539 Bopd with 138 and 307 Mcfd of rich natural gas, respectively. The Slagle #2H was drilled and completed horizontally, while the Slagle #1 was drilled and completed vertically. EOG has a 100 percent working interest in both wells.

- Posey C#3H – Brought to sales at a rate of 536 Bopd with 416 Mcfd of rich natural gas, this well, in which EOG has a 100 percent working interest, was drilled in western Montague County.

In EOG's largest crude oil producing asset, the North Dakota Bakken, well completion operations resumed during the second quarter following the winter 2009-2010 drilling program. A significant number of wells began flowing to sales, contributing to EOG's overall crude oil production increase. These results included a number of horizontal Mandaree wells on EOG's 18,000 net acres in McKenzie County, North Dakota, southwest of Parshall. These wells were turned to sales in the third quarter with strong initial production rates and favorable economics.

EOG's North Dakota and Montana Bakken well highlights are:

- Mandaree 4-15H – This well was completed in the second quarter at a peak production rate of 1,490 Bopd, gross. EOG has a 69 percent working interest in the well.
- Mandaree 2-9H – EOG holds an 88 percent working interest in this well, which was drilled and completed to sales at a maximum rate of 1,358 Bopd, gross.
- Mandaree 1-10H – Maximum initial production from this well, in which EOG has a 90 percent working interest, was 1,659 Bopd, gross.
- Ed and Paul 1-17H – EOG has an 80 percent working interest in the well, which was drilled in Richland County, Montana and was completed to sales at a maximum gross rate of over 2,000 Bopd.

In its sixth year of development in the Bakken, EOG is operating a 10-rig drilling program in North Dakota and Montana.

In the New Mexico Leonard Shale, EOG reported continued drilling success on an additional 18,000 acres and, combined with previous reported success on 31,000 acres, has now proven up 49,000 of its 120,000 total net acre position. The Elk Wallow 11 State #1H has been producing for over 30 days at an average rate of 337 Bopd with 3,070 Mcfd of rich natural gas. The Elk Wallow 11 State #2H has been producing for 11 days at an average rate of 505 Bopd with 4,770 Mcfd of rich natural gas. EOG has 100 percent working interest in these Eddy County wells.

"EOG is delivering remarkable organic production growth from its portfolio of crude oil and liquids resource plays. In 2011, approximately 67 percent of EOG's North American revenue will be derived from liquids," said Papa. "By mid-2011, EOG expects to have optimized

its South Texas Eagle Ford crude oil production such that it will be a meaningful long-term crude oil producer both for EOG and for the United States."

Based on reduced cash flows resulting from weak natural gas prices and fracture equipment delays, EOG has reduced its 2010 total company organic production growth forecast from 13 percent to 9 percent. Decreases in North American natural gas drilling activity account for 70 percent of the 2010 volume reduction. For 2011 and 2012, EOG has provided preliminary total company organic production growth forecasts of 10 percent and 12 percent, respectively. EOG expects crude oil and condensate production increases of 53 percent and 30 percent, respectively, to drive total company production growth for that two-year period.

Capital Structure

At September 30, 2010, EOG's total debt was $3,769 million for a debt-to-total capitalization ratio of 27 percent. Taking into account cash on the balance sheet of $28 million, at the end of the quarter EOG's net debt was $3,741 million and the net debt-to-total capitalization ratio was 27 percent. (Please refer to the attached tables for the reconciliation of net debt (non-GAAP) to current and long-term debt (GAAP) and the reconciliation of net debt-to-total capitalization ratio (non-GAAP) to debt-to-total capitalization ratio (GAAP).)

To maintain a low debt-to-total capitalization ratio, during 2010 EOG has marketed certain of its properties, primarily natural gas. EOG expects to sell between $600 million and $1 billion of both producing and non-producing properties in North America. The majority of these transactions are expected to close during the fourth quarter of 2010. EOG incurred a $208.3 million, net of tax, impairment during the third quarter associated with certain of its Canadian shallow natural gas assets held for sale.

2011 Strategy

Following a comparison of its inventory of attractive rate of return, liquids-rich drilling opportunities against depressed natural gas prices, EOG has elected to pursue additional natural gas asset sales in 2011. Proceeds from these sales will be used primarily to offset any funding gap between planned capital expenditures and estimated cash flows. While previously targeting a maximum net debt-to-total capitalization ratio of 25 percent, EOG has set the maximum net debt-to-total capitalization ratio at 30 percent to 35 percent in order to optimally fund its portfolio of liquids-rich drilling opportunities.

"EOG remains committed to its long-term philosophy of delivering strong returns to shareholders and maintaining a conservative balance sheet," Mr. Papa said. "However, EOG does not intend to sell-down or joint venture any of its crude oil resource plays as we continue

our strategic shift from natural gas to liquids. The growth potential of these robust assets is expected to accelerate EOG's shift toward liquids, while increasing our margins in the coming years."

Conference Call Scheduled for November 3, 2010

EOG's third quarter 2010 results conference call will be available via live audio webcast at 8 a.m. Central Daylight Time (9 a.m. Eastern Daylight Time) on Wednesday, November 3, 2010. To listen, log on to www.eogresources.com. The webcast will be archived on EOG's website through November 17, 2010.

EOG Resources, Inc. is one of the largest independent (non-integrated) oil and natural gas companies in the United States with proved reserves in the United States, Canada, Trinidad, the United Kingdom and China. EOG Resources, Inc. is listed on the New York Stock Exchange and is traded under the ticker symbol "EOG."

This press release, including the accompanying forecast and benchmark commodity pricing information, includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, including, among others, statements and projections regarding EOG's future financial position, operations, performance, business strategy, returns, budgets, reserves, levels of production and costs and statements regarding the plans and objectives of EOG's management for future operations, are forward-looking statements. EOG typically uses words such as "expect," "anticipate," "estimate," "project," "strategy," "intend," "plan," "target," "goal," "may," "will" and "believe" or the negative of those terms or other variations or comparable terminology to identify its forward-looking statements. In particular, statements, express or implied, concerning EOG's future operating results and returns or EOG's ability to replace or increase reserves, increase production or generate income or cash flows are forward-looking statements. Forward-looking statements are not guarantees of performance. Although EOG believes the expectations reflected in its forward-looking statements are reasonable and are based on reasonable assumptions, no assurance can be given that these assumptions are accurate or that any of these expectations will be achieved (in full or at all) or will prove to have been correct. Moreover, EOG's forward-looking statements may be affected by known and unknown risks, events or circumstances that may be outside EOG's control. Important factors that could cause EOG's actual results to differ materially from the expectations reflected in EOG's forward-looking statements include, among others:

- the timing and extent of changes in prices for natural gas, crude oil and related commodities;
- changes in demand for natural gas, crude oil and related commodities, including ammonia and methanol;
- the extent to which EOG is successful in its efforts to discover and market reserves and to acquire natural gas and crude oil properties;
- the extent to which EOG can optimize reserve recovery and economically develop its plays utilizing horizontal and vertical drilling and advanced completion technologies;
- the extent to which EOG is successful in its efforts to economically develop its acreage in, and to produce reserves and achieve anticipated production levels from, its existing and future natural gas and crude oil exploration and development projects, given the risks and uncertainties inherent in drilling, completing and operating natural gas and crude oil wells and the potential for interruptions of production, whether involuntary or intentional as a result of market or other conditions;
- the availability, proximity and capacity of, and costs associated with, gathering, processing, compression and transportation facilities;
- the availability, cost, terms and timing of issuance or execution of, and competition for, mineral licenses and leases and governmental and other permits and rights of way;
- changes in government policies, laws and regulations, including environmental and tax laws and regulations;
- competition in the oil and gas exploration and production industry for employees and other personnel, equipment, materials and services and, related thereto, the availability and cost of employees and other personnel, equipment, materials and services;
- EOG's ability to obtain access to surface locations for drilling and production facilities;
- the extent to which EOG's third-party-operated natural gas and crude oil properties are operated successfully and economically;
- EOG's ability to effectively integrate acquired natural gas and crude oil properties into its operations, fully identify existing and potential problems with respect to such properties and accurately estimate reserves, production and costs with respect to such properties;
- weather, including its impact on natural gas and crude oil demand, and weather-related delays in drilling and in the installation and operation of production, gathering, processing, compression and transportation facilities;
- the ability of EOG's customers and other contractual counterparties to satisfy their obligations to EOG and, related thereto, to access the credit and capital markets to obtain financing needed to satisfy their obligations to EOG;
- EOG's ability to access the commercial paper market and other credit and capital markets to obtain financing on terms it deems acceptable, if at all;
- the accuracy of reserve estimates, which by their nature involve the exercise of professional judgment and may therefore be imprecise;
- the timing and extent of changes in foreign currency exchange rates, interest rates, inflation rates, global and domestic financial market conditions and global and domestic general economic conditions;
- political developments around the world, including in the areas in which EOG operates;
- the extent and effect of any hedging activities engaged in by EOG;

- the timing and impact of liquefied natural gas imports;
- the use of competing energy sources and the development of alternative energy sources;
- the extent to which EOG incurs uninsured losses and liabilities;
- acts of war and terrorism and responses to these acts; and
- the other factors described under Item 1A, "Risk Factors," on pages 14 through 19 of EOG's Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

In light of these risks, uncertainties and assumptions, the events anticipated by EOG's forward-looking statements may not occur, and, if any of such events do, we may not have anticipated the timing of their occurrence or the extent of their impact on our actual results. Accordingly, you should not place any undue reliance on any of EOG's forward-looking statements. EOG's forward-looking statements speak only as of the date made and EOG undertakes no obligation, other than as required by applicable law, to update or revise its forward-looking statements, whether as a result of new information, subsequent events, anticipated or unanticipated circumstances or otherwise.

Effective January 1, 2010, the United States Securities and Exchange Commission (SEC) now permits oil and gas companies, in their filings with the SEC, to disclose not only “proved” reserves (i.e., quantities of oil and gas that are estimated to be recoverable with a high degree of confidence), but also “probable” reserves (i.e., quantities of oil and gas that are as likely as not to be recovered) as well as “possible” reserves (i.e., additional quantities of oil and gas that might be recovered, but with a lower probability than probable reserves). As noted above, statements of reserves are only estimates and may not correspond to the ultimate quantities of oil and gas recovered. Any reserve estimates provided in this press release that are not specifically designated as being estimates of proved reserves may include estimated reserves not necessarily calculated in accordance with, or contemplated by, the SEC’s latest reserve reporting guidelines. Investors are urged to consider closely the disclosure in EOG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, available from EOG at P.O. Box 4362, Houston, Texas 77210-4362 (Attn: Investor Relations). You can also obtain this report from the SEC by calling 1-800-SEC-0330 or from the SEC’s website at www.sec.gov.

EOG RESOURCES, INC.
FINANCIAL REPORT
(Unaudited; in millions, except per share data)

	Three Months Ended September 30, 2010	Three Months Ended September 30, 2009	Nine Months Ended September 30, 2010	Nine Months Ended September 30, 2009
Net Operating Revenues	$ 1,582.1	$ 1,006.8	$ 4,310.7	$ 3,026.1
Net Income (Loss)	$ (70.9)	$ 4.2	$ 107.0	$ 146.2
Net Income (Loss) Per Share				
Basic	$ (0.28)	$ 0.02	$ 0.43	$ 0.59
Diluted	$ (0.28)	$ 0.02	$ 0.42	$ 0.58
Average Number of Shares Outstanding				
Basic	251.0	249.5	250.7	248.6
Diluted	251.0	252.4	254.4	251.3

SUMMARY INCOME STATEMENTS
(Unaudited; in thousands, except per share data)

	Three Months Ended September 30, 2010	Three Months Ended September 30, 2009	Nine Months Ended September 30, 2010	Nine Months Ended September 30, 2009
Net Operating Revenues				
Natural Gas	$ 602,242	$ 450,304	$ 1,832,578	$ 1,477,926
Crude Oil, Condensate and Natural Gas Liquids	613,850	398,806	1,683,088	886,268
Gains on Mark-to-Market Commodity Derivative Contracts	60,998	20,877	105,816	405,830
Gathering, Processing and Marketing	233,971	134,553	601,790	249,679
Gains (Losses) on Property Dispositions	64,809	(232)	72,441	510
Other, Net	6,205	2,541	15,023	5,884
Total	1,582,075	1,006,849	4,310,736	3,026,097
Operating Expenses				
Lease and Well	180,921	142,183	507,647	422,288
Transportation Costs	103,262	70,971	286,318	205,844
Gathering and Processing Costs	18,472	13,318	47,353	44,552
Exploration Costs	47,307	44,910	148,635	128,840
Dry Hole Costs	2,700	3,016	45,095	39,653
Impairments	352,908	69,404	502,865	181,921
Marketing Costs	231,758	131,816	591,735	237,819
Depreciation, Depletion and Amortization	500,888	385,330	1,398,137	1,150,251
General and Administrative	81,310	62,775	206,470	179,481
Taxes Other Than Income	74,244	47,823	227,773	118,715
Total	1,593,770	971,546	3,962,028	2,709,364
Operating Income (Loss)	(11,695)	35,303	348,708	316,733
Other Income (Expense), Net	5,772	(339)	7,910	2,637
Income (Loss) Before Interest Expense and Income Taxes	(5,923)	34,964	356,618	319,370
Interest Expense, Net	32,890	30,407	88,215	73,594
Income (Loss) Before Income Taxes	(38,813)	4,557	268,403	245,776
Income Tax Provision	32,093	361	161,422	99,576
Net Income (Loss)	$ (70,906)	$ 4,196	$ 106,981	$ 146,200
Dividends Declared per Common Share	$ 0.155	$ 0.145	$ 0.465	$ 0.435

EOG RESOURCES, INC.
OPERATING HIGHLIGHTS
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2010	**2009**	**2010**	**2009**
Wellhead Volumes and Prices				
Natural Gas Volumes (MMcfd) (A)				
United States	1,175	1,128	1,096	1,153
Canada	200	219	205	224
Trinidad	333	268	342	266
Other International (B)	14	13	15	15
Total	1,722	1,628	1,658	1,658
Average Natural Gas Prices ($/Mcf) (C)				
United States	$ 4.21	$ 3.27	$ 4.50	$ 3.57
Canada	3.42	3.15	4.09	3.67
Trinidad	2.53	1.77	2.54	1.54
Other International (B)	5.41	3.53	4.64	4.45
Composite	3.80	3.01	4.05	3.27
Crude Oil and Condensate Volumes (MBbld) (A)				
United States	66.6	51.7	59.5	46.5
Canada	5.9	4.7	6.1	3.6
Trinidad	4.8	3.0	4.7	3.0
Other International (B)	0.1	0.1	0.1	0.1
Total	77.4	59.5	70.4	53.2
Average Crude Oil and Condensate Prices ($/Bbl) (C)				
United States	$ 71.54	$ 60.79	$ 72.58	$ 49.54
Canada	69.12	61.43	71.32	51.91
Trinidad	65.06	57.07	66.91	46.13
Other International (B)	74.14	57.93	72.80	50.11
Composite	70.96	60.65	72.09	49.51
Natural Gas Liquids Volumes (MBbld) (A)				
United States	31.1	23.1	27.4	22.2
Canada	0.8	1.0	0.9	1.1
Total	31.9	24.1	28.3	23.3
Average Natural Gas Liquids Prices ($/Bbl) (C)				
United States	$ 36.56	$ 31.15	$ 40.68	$ 26.42
Canada	40.34	30.96	42.90	27.29
Composite	36.66	31.14	40.75	26.46
Natural Gas Equivalent Volumes (MMcfed) (D)				
United States	1,761	1,577	1,617	1,566
Canada	240	253	247	252
Trinidad	362	286	370	284
Other International (B)	15	13	16	15
Total	2,378	2,129	2,250	2,117
Total Bcfe (D)	218.8	195.9	614.1	578.1

(A) Million cubic feet per day or thousand barrels per day, as applicable.
(B) Other International includes EOG's United Kingdom and China operations.
(C) Dollars per thousand cubic feet or per barrel, as applicable. Excludes the impact of financial commodity derivative instruments.
(D) Million cubic feet equivalent per day or billion cubic feet equivalent, as applicable; includes natural gas, crude oil and condensate and natural gas liquids. Natural gas equivalents are determined using the ratio of 6.0 thousand cubic feet of natural gas to 1.0 barrel of crude oil and condensate or natural gas liquids. Bcfe is calculated by multiplying the MMcfed amount by the number of days in the period and then dividing that amount by one thousand.

EOG RESOURCES, INC.
SUMMARY BALANCE SHEETS
(Unaudited; in thousands, except share data)

	September 30, 2010	December 31, 2009
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 27,832	$ 685,751
Accounts Receivable, Net	897,732	771,417
Inventories	381,263	261,723
Assets from Price Risk Management Activities	60,728	20,915
Income Taxes Receivable	89,357	37,009
Other	77,533	62,726
Total	1,534,445	1,839,541
Property, Plant and Equipment		
Oil and Gas Properties (Successful Efforts Method)	28,208,613	24,614,311
Other Property, Plant and Equipment	1,598,453	1,350,132
Total Property, Plant and Equipment	29,807,066	25,964,443
Less: Accumulated Depreciation, Depletion and Amortization	(11,557,256)	(9,825,218)
Total Property, Plant and Equipment, Net	18,249,810	16,139,225
Other Assets	160,604	139,901
Total Assets	$ 19,944,859	$ 18,118,667
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	$ 1,541,268	$ 979,139
Accrued Taxes Payable	114,763	92,858
Dividends Payable	38,946	36,286
Liabilities from Price Risk Management Activities	29,144	27,218
Deferred Income Taxes	45,367	35,414
Current Portion of Long-Term Debt	-	37,000
Other	168,812	137,645
Total	1,938,300	1,345,560
Long-Term Debt	3,768,638	2,760,000
Other Liabilities	695,855	632,652
Deferred Income Taxes	3,423,942	3,382,413
Commitments and Contingencies		
Stockholders' Equity		
Common Stock, $0.01 Par, 640,000,000 Shares Authorized and 253,985,680 Shares Issued at September 30, 2010 and 252,627,177 Shares Issued at December 31, 2009	202,540	202,526
Additional Paid In Capital	695,046	596,702
Accumulated Other Comprehensive Income	375,847	339,720
Retained Earnings	8,855,869	8,866,747
Common Stock Held in Treasury, 145,613 Shares at September 30, 2010 and 118,525 Shares at December 31, 2009	(11,178)	(7,653)
Total Stockholders' Equity	10,118,124	9,998,042
Total Liabilities and Stockholders' Equity	$ 19,944,859	$ 18,118,667

EOG RESOURCES, INC.
SUMMARY STATEMENTS OF CASH FLOWS
(Unaudited; in thousands)

	Nine Months Ended September 30, 2010	Nine Months Ended September 30, 2009
Cash Flows from Operating Activities		
Reconciliation of Net Income to Net Cash Provided by Operating Activities:		
Net Income	$ 106,981	$ 146,200
Items Not Requiring (Providing) Cash		
Depreciation, Depletion and Amortization	1,398,137	1,150,251
Impairments	502,865	181,921
Stock-Based Compensation Expenses	81,700	74,532
Deferred Income Taxes	53,067	39,793
Gains on Property Dispositions, Net	(72,441)	(510)
Other, Net	(2,317)	3,248
Dry Hole Costs	45,095	39,653
Mark-to-Market Commodity Derivative Contracts		
Total Gains	(105,816)	(405,830)
Realized Gains	25,180	986,980
Excess Tax Benefits from Stock-Based Compensation	-	(34,052)
Other, Net	13,354	9,385
Changes in Components of Working Capital and Other Assets and Liabilities		
Accounts Receivable	(124,813)	119,099
Inventories	(134,181)	(23,592)
Accounts Payable	527,418	(361,698)
Accrued Taxes Payable	(40,104)	16,097
Other Assets	(16,051)	(4,255)
Other Liabilities	44,348	9,357
Changes in Components of Working Capital Associated with Investing and Financing Activities	(216,695)	147,097
Net Cash Provided by Operating Activities	2,085,727	2,093,676
Investing Cash Flows		
Additions to Oil and Gas Properties	(3,740,883)	(2,267,884)
Additions to Other Property, Plant and Equipment	(223,072)	(240,614)
Proceeds from Sales of Assets	126,371	2,515
Changes in Components of Working Capital Associated with Investing Activities	216,546	(146,783)
Other, Net	(4,206)	1,405
Net Cash Used in Investing Activities	(3,625,244)	(2,651,361)
Financing Cash Flows		
Net Commercial Paper Borrowings	33,700	-
Long-Term Debt Borrowings	991,395	900,000
Long-Term Debt Repayments	(37,000)	-
Dividends Paid	(114,277)	(105,989)
Excess Tax Benefits from Stock-Based Compensation	-	34,052
Treasury Stock Purchased	(10,298)	(9,888)
Proceeds from Stock Options Exercised and Employee Stock Purchase Plan	24,527	13,691
Debt Issuance Costs	(6,469)	(8,887)
Other, Net	149	(314)
Net Cash Provided by Financing Activities	881,727	822,665
Effect of Exchange Rate Changes on Cash	(129)	12,220
(Decrease) Increase in Cash and Cash Equivalents	(657,919)	277,200
Cash and Cash Equivalents at Beginning of Period	685,751	331,311
Cash and Cash Equivalents at End of Period	$ 27,832	$ 608,511

EOG RESOURCES, INC.
QUANTITATIVE RECONCILIATION OF ADJUSTED NET INCOME (NON-GAAP)
TO NET INCOME (LOSS) (GAAP)
(Unaudited; in thousands, except per share data)

The following chart adjusts three-month and nine-month periods ended September 30, 2010 and 2009 reported Net Income (Loss) (GAAP) to reflect actual net cash realized from financial commodity price transactions by eliminating the unrealized mark-to-market gains from these transactions, to add back the loss on the impairment of certain of EOG's Canadian shallow natural gas assets in the third quarter of 2010, to eliminate the change in the estimated fair value of a contingent consideration liability related to EOG's previously disclosed acquisition of Haynesville and Bossier Shale unproved acreage and to eliminate the gains on property dispositions primarily in the Rocky Mountain area. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust reported company earnings to match realizations to production settlement months and make certain other adjustments to exclude one-time items. EOG management uses this information for comparative purposes within the industry.

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2010	2009	2010	2009
Reported Net Income (Loss) (GAAP)	$ (70,906)	$ 4,196	$ 106,981	$ 146,200
Mark-to-Market (MTM) Commodity Derivative Contracts Impact				
Total Gains	(60,998)	(20,877)	(105,816)	(405,830)
Realized Gains (Losses)	(13,647)	331,240	25,180	986,980
Subtotal	(74,645)	310,363	(80,636)	581,150
After-Tax MTM Impact	(47,791)	199,719	(51,627)	373,970
Add: Impairment of Canadian Shallow Natural Gas Assets, Net of Tax	208,331	-	208,331	-
Less: Gains on Property Dispositions, Net of Tax	(41,494)	-	(46,381)	-
Less: Change in Fair Value of Contingent Consideration Liability, Net of Tax	(1,587)	-	(12,941)	-
Adjusted Net Income (Non-GAAP)	$ 46,553	$ 203,915	$ 204,363	$ 520,170
Net Income (Loss) Per Share (GAAP)				
Basic	$ (0.28)	$ 0.02	$ 0.43	$ 0.59
Diluted	$ (0.28)	$ 0.02	$ 0.42	$ 0.58
Adjusted Net Income Per Share (Non-GAAP)				
Basic	$ 0.19	$ 0.82	$ 0.82	$ 2.09
Diluted	$ 0.18	$ 0.81	$ 0.80	$ 2.07
Average Number of Shares (GAAP)				
Basic	251,015	249,535	250,719	248,647
Diluted	251,015	252,422	254,444	251,288
Average Number of Shares (Non-GAAP)				
Basic	251,015	249,535	250,719	248,647
Diluted	254,572	252,422	254,444	251,288

EOG RESOURCES, INC.
QUANTITATIVE RECONCILIATION OF DISCRETIONARY CASH FLOW (NON-GAAP)
TO NET CASH PROVIDED BY OPERATING ACTIVITIES (GAAP)
(Unaudited; in thousands)

The following chart reconciles three-month and nine-month periods ended September 30, 2010 and 2009 Net Cash Provided by Operating Activities (GAAP) to Discretionary Cash Flow (Non-GAAP). EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust Net Cash Provided by Operating Activities for Exploration Costs (excluding Stock-Based Compensation Expenses), Excess Tax Benefits from Stock-Based Compensation, Changes in Components of Working Capital and Other Assets and Liabilities, and Changes in Components of Working Capital Associated with Investing and Financing Activities. EOG management uses this information for comparative purposes within the industry.

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2010	2009	2010	2009
Net Cash Provided by Operating Activities (GAAP)	$ 784,387	$ 816,458	$ 2,085,727	$ 2,093,676
Adjustments				
Exploration Costs (excluding Stock-Based Compensation Expenses)	40,095	39,814	130,598	113,644
Excess Tax Benefits from Stock-Based Compensation	-	12,178	-	34,052
Changes in Components of Working Capital and Other Assets and Liabilities				
Accounts Receivable	85,538	29,922	124,813	(119,099)
Inventories	66,818	1,441	134,181	23,592
Accounts Payable	(272,540)	(53,125)	(527,418)	361,698
Accrued Taxes Payable	34,093	(11,966)	40,104	(16,097)
Other Assets	(8,448)	(3,232)	16,051	4,255
Other Liabilities	(55,278)	(34,199)	(44,348)	(9,357)
Changes in Components of Working Capital Associated with Investing and Financing Activities	80,722	22,086	216,695	(147,097)
Discretionary Cash Flow (Non-GAAP)	$ 755,387	$ 819,377	$ 2,176,403	$ 2,339,267

EOG RESOURCES, INC.

QUANTITATIVE RECONCILIATION OF NET DEBT (NON-GAAP) AND TOTAL CAPITALIZATION (NON-GAAP) AS USED IN THE CALCULATION OF THE NET DEBT-TO-TOTAL CAPITALIZATION RATIO (NON-GAAP) TO CURRENT AND LONG-TERM DEBT (GAAP) AND TOTAL CAPITALIZATION (GAAP)

(Unaudited; in millions, except ratio data)

The following chart reconciles Current and Long-Term Debt (GAAP) to Net Debt (Non-GAAP) and Total Capitalization (GAAP) to Total Capitalization (Non-GAAP), as used in the Net Debt-to-Total Capitalization ratio calculation. A portion of the cash is associated with international subsidiaries; tax considerations may impact debt paydown. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who utilize Net Debt and Total Capitalization (Non-GAAP) in their Net Debt-to-Total Capitalization ratio calculation. EOG management uses this information for comparative purposes within the industry.

	September 30, 2010
Total Stockholders' Equity - (a)	$ 10,118
Current and Long-Term Debt - (b)	3,769
Less: Cash	(28)
Net Debt (Non-GAAP) - (c)	3,741
Total Capitalization (GAAP) - (a) + (b)	$ 13,887
Total Capitalization (Non-GAAP) - (a) + (c)	$ 13,859
Debt-to-Total Capitalization (GAAP) - (b) / [(a) + (b)]	**27%**
Net Debt-to-Total Capitalization (Non-GAAP) - (c) / [(a) + (c)]	**27%**

EOG RESOURCES, INC.

FOURTH QUARTER AND FULL YEAR 2010 FORECAST AND BENCHMARK COMMODITY PRICING

(a) Fourth Quarter and Full Year 2010 Forecast

The forecast items for the fourth quarter and full year 2010 set forth below for EOG Resources, Inc. (EOG) are based on current available information and expectations as of the date of the accompanying press release. This forecast replaces and supersedes any previously issued guidance or forecast.

(b) Benchmark Commodity Pricing

EOG bases United States and Canada natural gas price differentials upon the natural gas price at Henry Hub, Louisiana using the simple average of the NYMEX settlement prices for the last three trading days of the applicable month.

EOG bases United States, Canada and Trinidad crude oil and condensate price differentials upon the West Texas Intermediate crude oil price at Cushing, Oklahoma using the simple average of the NYMEX settlement prices for each trading day within the applicable calendar month.

	ESTIMATED RANGES (Unaudited)					
	4Q 2010			Full Year 2010		
Daily Production						
Natural Gas Volumes (MMcfd)						
United States	1,200	-	1,290	1,122	-	1,145
Canada	165	-	200	195	-	205
Trinidad	265	-	335	322	-	340
Other International	10	-	14	13	-	15
Total	1,640	-	1,839	1,652	-	1,705
Crude Oil and Condensate Volumes (MBbld)						
United States	71.0	-	84.0	62.4	-	65.7
Canada	7.0	-	9.0	6.3	-	6.8
Trinidad	4.0	-	5.0	4.5	-	4.8
Total	82.0	-	98.0	73.2	-	77.3
Natural Gas Liquids Volumes (MBbld)						
United States	28.0	-	40.0	27.5	-	30.5
Canada	0.5	-	1.0	0.8	-	1.0
Total	28.5	-	41.0	28.3	-	31.5
Natural Gas Equivalent Volumes (MMcfed)						
United States	1,794	-	2,034	1,661	-	1,722
Canada	210	-	260	238	-	252
Trinidad	289	-	365	349	-	369
Other International	10	-	14	13	-	15
Total	2,303	-	2,673	2,261	-	2,358

	ESTIMATED RANGES (Unaudited)				
	4Q 2010			Full Year 2010	
Operating Costs					
Unit Costs ($/Mcfe)					
Lease and Well	$ 0.80	-	$ 0.85	$ 0.81 -	$ 0.84
Transportation Costs	$ 0.45	-	$ 0.50	$ 0.45 -	$ 0.48
Depreciation, Depletion and Amortization	$ 2.38	-	$ 2.48	$ 2.31 -	$ 2.38
Expenses ($MM)					
Exploration, Dry Hole and Impairment	$ 160.0	-	$ 175.0	$ 577.0 -	$ 592.0 *
General and Administrative	$ 75.0	-	$ 80.0	$ 280.0 -	$ 288.0
Gathering and Processing	$ 16.5	-	$ 19.0	$ 64.0 -	$ 66.5
Capitalized Interest	$ 19.0	-	$ 21.5	$ 75.0 -	$ 78.5
Net Interest	$ 35.0	-	$ 37.0	$ 122.0 -	$ 125.0
Taxes Other Than Income (% of Revenue)	6.3%	-	6.6%	6.4% -	6.7%
Income Taxes					
Effective Rate	30%	-	45%	40% -	50%
Current Taxes ($MM)	$ 75	-	$ 90	$ 180 -	$ 200
Capital Expenditures ($MM) - FY 2010 (Excluding Acquisitions)					
Exploration and Development, Excluding Facilities				Approximately	$ 4,970
Exploration and Development Facilities				Approximately	$ 380
Gathering, Processing and Other				Approximately	$ 400
Pricing - (Refer to *Benchmark Commodity Pricing* in text)					
Natural Gas ($/Mcf)					
Differentials (include the effect of physical contracts)					
United States - below NYMEX Henry Hub	$ 0.15	-	$ 0.25	$ 0.14 -	$ 0.18
Canada - below NYMEX Henry Hub	$ 0.26	-	$ 0.36	$ 0.45 -	$ 0.50
Realizations					
Trinidad	$ 1.90	-	$ 2.60	$ 2.34 -	$ 2.62
Other International	$ 4.00	-	$ 6.50	$ 4.25 -	$ 5.25
Crude Oil and Condensate ($/Bbl)					
Differentials					
United States - below WTI	$ 4.00	-	$ 6.50	$ 4.45 -	$ 5.00
Canada - below WTI	$ 6.25	-	$ 7.50	$ 5.90 -	$ 6.50
Trinidad - below WTI	$ 10.00	-	$ 12.80	$ 10.00 -	$ 11.75

* Excludes $280 million impairment of certain Canadian shallow natural gas assets held for sale.

Definitions

$/Bbl	U.S. Dollars per barrel
$/Mcf	U.S. Dollars per thousand cubic feet
$/Mcfe	U.S. Dollars per thousand cubic feet equivalent
$MM	U.S. Dollars in millions
MBbld	Thousand barrels per day
MMcfd	Million cubic feet per day
MMcfed	Million cubic feet equivalent per day
NYMEX	New York Mercantile Exchange
WTI	West Texas Intermediate